Qixiang Sun, Esq.
tel 202.663.8349
qixiang.sun@pillsburylaw.com

July 21, 2011

VIA EDGAR

Ms. Kate Beukenkamp
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	China Forestry Industry Group, Inc.
Form 8-K/A
Filed June 9, 2011
File No. 000-52843

China Forestry Industry Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2011
File No. 000-52843

Dear Ms. Beukenkamp:

Reference is made to the two letters, each dated June 23, 2011, setting forth the comments (the "Comment Letters") of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") regarding the above-referenced Amendment to Form 8-K of China Forestry Industry Group, Inc. (the "Company") filed with the Securities and Exchange Commission on June 9, 2011, the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2010 and the Company’s quarterly report on Form 10-Q for the period ended March 31, 2011. Each letter requests the Company to respond within ten business days from the date of such letter.

On July 13, 2011, the Company requested for an extension to file its responses by July 21, 2011. However, due to the fact that it has not completed the process of preparing and integrating the information requested by the Staff, the Company is unable to respond within the prescribed time period. As a result, I am hereby requesting, on behalf of the Company, an extension for filing its responses to the Comment Letters. The Company will use diligent efforts to provide its responses to the Staff by the close of business on August 4, 2011.

Should you have any questions regarding this letter, please do not hesitate to contact me at (202) 663-8349.

Sincerely,

/s/ Qixiang Sun
Qixiang Sun

www.pillsburylaw.com